

P R B Y

The Jukebox LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $50,000

Offering End Date: October 15, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: The Jukebox LLC

Founded: May 2, 2023

Address: 337 Tenth Ave, Apt 2
San Francisco, CA 94118

Industry: Snack and Nonalcoholic Beverage Bars

Employees: 1

Website: https://poorboy.shop/

Use of Funds Allocation:

If the maximum raise is met:

$47,000 (94.00%) – of the proceeds will go towards working capital- new location and equipment
$3,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 56,300 Followers

SMBˣ



Business Metrics:

	YTD 8/31/2024
Total Assets	$33,525
Cash & Cash Equivalents	$26,425
Accounts Receivable	$0
Short-term Debt	$11,083
Long-term Debt	$0
Revenue	$100,105
Cost of Goods Sold	$22,364
Taxes	$0
Net Income	$45,372

Recognition:

The Jukebox LLC (DBA Poorboy Coffee) was crafted to be more than a place for outstanding coffee—it was founded to inspire and foster a community of dreamers and innovators, showing them that great things often have small beginnings.

About:

The Jukebox LLC (DBA Poorboy Coffee) is transforming the coffee landscape by offering an exceptional coffee experience, from temporary pop-ups to established locations, while enhancing local communities and building a worldwide audience.

For more information, contact our Customer Support Team at support@thesmbx.com

